EXHIBIT 99.1

POET Technologies Recaps Highlights of CEO’s Update on Commercial Activities and Provides Results of 2026 AGM

TORONTO, June 30, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (NASDAQ: POET), the designer and developer of Photonic Integrated Circuits (PICs), light sources and optical modules for the AI and data center markets, today reported the voting results of its Annual General Meeting (the “AGM”), which was held virtually on Friday, June 26, 2026, and recapped highlights from the presentation given by Chairman & CEO Dr. Suresh Venkatesan.

In his annual update to shareholders and analysts, Dr. Venkatesan delivered a robust report that punctuated the Company’s recent advancements in commercial activities and manufacturing deliverables.

Key highlights of the presentation included:

  A reiteration that the Company’s production ramp is currently on schedule and expected to begin in the second half of 2026 with volume shipments of optical engines to customers.
  POET anticipates expanding capacity to meet demand of up to 1 million units per month by the end of 2027. This represents a more than 10x increase from current production capacity.
  After raising $830 million in equity capital in the past 12 months — with the potential to raise, if exercised, up to an additional $661 million through warrants — the Company plans an initial deployment of approximately $50 million for the purchase of capital equipment in the second half of 2026.
  The strength of the balance sheet facilitates POET’s efforts to secure supplies of critical components through long-term strategic partnerships with key suppliers, potentially increasing its ability to fulfill orders and neutralizing the threat posed by critical shortages of some materials.
  POET Blazar™, the Company’s cutting-edge hybrid laser for its external light source product designed to power high-bandwidth data communications in artificial intelligence (AI) networks and hyperscale data centers, is currently on schedule for expected deployment at scale in 2028.
  The Company has more than 10 active customer engagements that combined are expected to exceed $100 million in future annual revenue. These engagements include the recently announced agreement with Lumilens, a previously-announced production order for 800G optical engines and a significant NRE agreement for External Light Source (ELS) applications from a new customer.
  The Company intends to add approximately 50 more staff to its global workforce of 115 within the next few months.

Dr. Venkatesan’s full video presentation, including the Q&A segment that followed his remarks, can be accessed through the Company’s website at: https://poet-technologies.com/videos. The presentation slides alone can be found on the “Shareholders Meeting (AGM)” page of the Investors section of the website: https://www.poet-technologies.com/investors.

Prior to the CEO’s update, the Company’s Senior VP, Finance and Administration, Kevin Barnes, delivered customary introductions and the call to order, and POET’s Chairman of the Compensation Committee, Glen Riley, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material as previously distributed to shareholders.

AGM Voting Results Summary
A detailed Report on Voting Results of the AGM follows. In summary, the shareholders of the Company approved the following proposals:

  Re-election of Suresh Venkatesan, Jean-Louis Malinge, Theresa Lan Ende, Glen Riley, Sohail Khan and Robert “Bob” Tirva as directors, with no director receiving less than 94.35% of the votes cast;
  Appointment of Davidson & Company LLP as the Company’s auditors by 97% of the votes cast;

Detailed Report of AGM Voting Results
In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of POET Technologies Inc. (the "Company") held virtually via the MEETNOW.GLOBAL platform on June 26, 2026 (the "Meeting"). Each of the matters is described in greater detail in the Company's management information circular dated May 1, 2026 (the "Circular").

1.     Election of Directors.

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

2.     Appointment of Davidson & Company LLP.

The Company's shareholders approved the appointment of Davidson & Company LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The following table sets forth the vote of the shareholders at the Meeting with respect to the appointment of Davidson & Company LLP:

The Company had 172,590,000 issued and outstanding shares at the time of the meeting.

Restricted Stock Units (“RSUs”)
Following the AGM, the POET Board of Directors met to elect officers and to determine RSU grants for directors. For their service on the Board of Directors until the next Annual General Meeting, the five independent directors were granted a total of 79,450 RSUs, which will vest on the first anniversary of the grant. The cash portion of each director’s compensation is paid over four quarters. Both are paid in accordance with an established formula for director compensation. The RSUs were granted subject to provisions of the Company’s 2025 Omnibus Incentive Plan and are subject to the NASDAQ Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended March 31, 2026, which may be found on SEDAR+ and EDGAR.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Cautionary Note Regarding Forward-Looking Information
This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to its ability to advance customer and prospective customer relationships, its intentions to ramp production, its deployment of capital, its ability to secure supply chain partnerships, to increases sales, recruit new staff, and the Company’s ability overall to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, potential changes in the Company’s capital needs, changes in the technological or macroeconomic environment that results in demand for the Companies products being less than expected, changes in production requirements, inability to source and install capital equipment, inability to find and recruit new staff or to qualify and deliver its products on time, and risks that the Company will not be able to identify or consummate suitable acquisitions and/or partnerships and risks relating to the integration and success of any acquisitions and/or partnerships that are consummated.

For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/6d376c66-db58-42e3-a262-0d8b5f517b1c

https://www.globenewswire.com/NewsRoom/AttachmentNg/5507a4f1-9c79-4c63-8260-950b69d999e8